DYKEMA GOSSETT PLLC
                            400 Renaissance Center
                            Detroit, Michigan 48243


                                 July 22, 1999


Board of Trustees
Lindner Investments
7711 Carondelet Avenue, Suite 700
St. Louis, MO 63105

Re:      Lindner Opportunities Fund

Gentlemen:

         Lindner Investments, a Massachusetts business trust (the "Trust") has registered under the Securities Act of 1933, as amended (the "1933 Act"), an indefinite number of shares of beneficial interest, as permitted by Rule 24f-2 under the Investment Company Act of 1940, as amended (the "1940 Act"). The Trust proposes to file Post-Effective Amendment No. 22 (the "Post-Effective Amendment") to its Registration Statement in order to register shares of the Lindner Opportunities Fund (the "Series").

         We have examined the Trust's Declaration of Trust on file with the Secretary of the Commonwealth of Massachusetts and the Clerk of the City of Boston. We have also examined a copy of the Trust's Bylaws and such other documents and records as we have deemed necessary for the purpose of this opinion.

         Based on the foregoing, we are of the opinion that the issue and sale of the authorized but unissued shares of beneficial interest in the Series has been duly authorized under Massachusetts law and by the Board of Trustees of the Trust. Upon the original issue and sale of the Trust's authorized and unissued shares and upon receipt of the full consideration therefor in an amount not less than the net asset value of the shares established and in force at the time of their sale, the shares will be validly issued, fully-paid and non-assessable shares.

         Lindner Investments is an entity of the type commonly known as a "Massachusetts business trust". Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Trust. However, the Declaration of Trust for Lindner Investments provides for indemnification out of the property of a particular series of shares for all loss and expense of any shareholder of that series that is held personally liable solely by reason of his or her being or having been a shareholder. Thus, the risk of shareholder liability is limited to circumstances in which that series of shares itself would be unable to meet its obligations.

         We understand that this opinion is to be used in connection with the filing of the Post-Effective Amendment. We consent to the filing of this opinion with and as an exhibit to the Post-Effective Amendment and to the reference therein to our firm under the caption "Counsel".

Very truly yours,

DYKEMA GOSSETT PLLC

/S/ PAUL R. RENTENBACH
    Paul R. Rentenbach

/kjh